**Keny Chang Work History**

Asenso Finance, Inc.
President
November 2021 - present

Talino Venture Labs
Chief Operating and Compliance Officer
November 2021 – present

FINRA
Arbitrator
September 2021 – present

Kingstone Capital
President
January 2015 – November 2021